EXHIBIT (a)(1)(E)

CYTODYN INC.

1111 Main Street, Suite 660

Vancouver, Washington 98660

(360) 980-8524

June 20, 2024

To the Holders of the Original Warrants,

This letter, together with the enclosed Offering Materials (as defined below) are intended to amend and, in some cases supersede, the materials transmitted to holders of the Original Warrants (as defined below) on June 3, 2024 (the “Original Offering Materials”). The Original Offering Materials have been amended and, in some cases, superseded to, among other things (1) increase the categories of outstanding warrants that are subject to the Exercise Offer (as defined below); (2) modify the exercise price for the Amended Warrants; (3) provide for the issuance of Additional Shares (as defined below) to participating holders; and (4) extend the Expiration Time (as defined below) for the Exercise Offer. Please refer to this letter and the enclosed revised Offering Materials, together with the original Offer to Amend and Exercise Warrants to Purchase Common Stock of CytoDyn Inc. dated June 3, 2024 (the June 3 Offer Document”), in evaluating and making the determination of whether to participate in the Exercise Offer. If you need an additional copy of the June 3 Offer Document, please call us at the telephone number listed above.

CytoDyn Inc. (the “Company”) is offering you, as a holder of certain warrants to purchase common stock of the Company (the “Original Warrants”), the opportunity to amend and exercise such Original Warrants at an exercise price equal to $0.09387 per share, subject to the terms and conditions set forth in the June 3 Offer Document, as amended by the enclosed Amendment No. 1 to Schedule TO dated June 20, 2024 (“Amendment No. 1”). The terms and conditions set forth in the June 3 Offer Document, as modified by Amendment No. 1, are referred to as the “Exercise Offer”. All terms not defined in this letter shall have the meanings set forth in the Exercise Offer. In addition to reducing the exercise price of the Original Warrants, the Company will issue to participating holders shares of common stock equal to an additional 20% of the number of shares issuable upon exercise of the Original Warrants as amended by the Exercise Offer, rounded to the nearest whole share (the “Additional Shares”). As a result, participating holders will receive an aggregate of 120% of the number of shares of common stock (rounded to the nearest whole share) originally issuable upon exercise of the Original Warrants for no additional consideration other than payment of the exercise price of the Amended Warrants.

The purposes of the Exercise Offer are to (1) encourage the participating holders to exercise the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants, which will help us raise funds to support our operations and (2) reduce the number of outstanding warrants. We plan to use the funds obtained to fund, in part, a Phase II study of leronlimab in patients with relapsed/refractory microsatellite stable colorectal cancer operations, as well as for working capital and other general corporate purposes, which may include the reduction of indebtedness.

The enclosed Amendment No. 1, together with the enclosed Election to Participate and Exercise Warrants (including the instructions and other forms attached thereto) and Notice of Withdrawal, as well as the June 3 Offer Document as amended by Amendment No. 1, constitute the “Offering Materials.” The Offering Materials provide important information regarding the Exercise Offer and instructions as to how you can participate and amend and exercise your Original Warrants. You should read all of the Offering Materials carefully before you decide whether to amend and exercise any of your Original Warrants. Also, please note that there is no minimum participation requirement on your part with respect to the Exercise Offer. Participation in the Exercise Offer requires both amendment of your Original Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

To amend and exercise an Original Warrant, you must deliver to us prior to the time of expiration of the Exercise Offer, which is 12:01 a.m. (Eastern time) on July 19, 2024, as may be extended by us in our sole discretion (the “Expiration Time”): (i) a signed Election to Participate and Exercise Warrant, (ii) a signed Acknowledgements and Representations and Warranties, (iii) a signed Accredited Investor Questionnaire and (iv) the original copy(ies) of your Original Warrants (or Affidavit of Lost Warrant), along with (v) the aggregate exercise price in cash in the amount equal to $0.09387, multiplied by the number of shares of common stock you elect to purchase. The cash exercise price may be tendered in the form of a check payable to CytoDyn Inc. or by wire transfer to our account as set forth in the instructions to the Election to Participate. These items must be properly delivered, before the Expiration Time, to us at our corporate address indicated above or, with respect to items (i) through (iii) above (and Affidavit of Lost Warrant, if applicable), by email at warrants@cytodyn.com. Original Warrants and checks for the exercise price cannot be sent by email.

If you send your Election to Participate and Exercise Warrants and subsequently change your mind and do not want to participate in the Exercise Offer, you may submit a Notice of Withdrawal to us at any time prior to the Expiration Time. The Notice of Withdrawal must be properly completed and must be returned to us on or prior to the Expiration Time. If you properly withdraw prior to the Expiration Time, we will return your Original Warrants and your aggregate exercise price promptly after the Expiration Time, as adjusted for the effect of any new Election to Participate and Exercise Warrants you may choose to submit before the Expiration Time.

Thank you for your time in reviewing this opportunity.

Very truly yours,

CYTODYN INC.

By:	/s/ Jacob Lalezari
Name:	Jacob Lalezari
Title:	Chief Executive Officer